UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA and NH Hoteles open the doors on their hotel in the Mexico City International Airport Terminal 2

•	The new standard for airport hotels in Mexico
•	Ps. 300 million investment
•	Participation in project: OMA 90%, NH Hoteles 10%

Mexico City, September 2, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), and NH Hoteles of Spain unveiled their innovative new hotel offering to the passengers and users of the Mexico City International Airport (AICM) with the opening of the NH Mexico City Airport Terminal 2 Hotel.

The five-star, 287-room hotel sets a new standard for comfort, convenience, and service at airports in Mexico. Designed and furnished to NH’s exacting standards of style and quality, the hotel is located inside AICM’s Terminal 2, which serves more than 9 million passengers per year.

Distinctive and cosmopolitan, the hotel features a business center, gym, spa, swimming pool, lobby bar, laundry service, car rental, handicapped-accessible facilities, seven meeting rooms with a capacity for 500 persons, and a restaurant that brings together the latest European trends with the best of Mexican cuisine.

Victor Bravo, OMA’s CEO, said, “This new hotel is the first step in OMA’s development of new revenue sources. We are entering a new phase in the operation of aeronautical and commercial services by becoming the first Mexican airport group with commercial operations outside the airports that we manage.”

This Terminal 2 project results from a strategic alliance between OMA, which operates and provides aeronautical and commercial services of excellence at 13 international airports in northern and central Mexico, including Monterrey, Culiacán, and Acapulco; and NH Hoteles, one of the leading global hotel groups with more than 340 hotels in 22 countries, including airport hotels in Amsterdam, Madrid, Geneva, and Zurich. The total investment in the hotel is approximately Ps. 300 million, of which OMA contributed 90%.

“The development and functionality of this grand hotel was made possible because of our teamwork with our partner NH Hoteles and the support of the management of the Mexico City International Airport,” concluded Mr. Bravo.

In a second stage, approximately 5,000 m2 of commercial space will be developed, where guests and the entire airport community will be able to make their stays even more pleasurable. OMA expects that the commercial areas will become operational during 2010.

With its comfortable furnishings and high quality service, the NH Mexico City Airport Terminal 2 Hotel will become the best option for hospitality and business services for airport visitors and passengers.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: September 2, 2009